Exhibit 99.1

Sun Life Financial Inc. announces intention to redeem Series B Senior Unsecured 4.95% Fixed/Floating Debentures

TORONTO, April 4, 2016 /CNW/ - Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) today announced its intention to redeem all of the outstanding $950 million principal amount of Series B Senior Unsecured 4.95% Fixed/Floating Debentures (the "Debentures") in accordance with the redemption terms attached to the Debentures.

The Debentures are redeemable at Sun Life Financial Inc.'s option on June 1, 2016 (the "Redemption Date") at a redemption price per Debenture equal to the principal amount together with accrued and unpaid interest to the Redemption Date. Notice will be delivered to the holders of the Debentures in accordance with the terms outlined in the trust indenture governing the Debentures.

After the Debentures are redeemed, interest will cease to accrue from and after the Redemption Date and holders of Debentures will not be entitled to exercise any rights as holders other than to receive the redemption price. Under Minimum Continuing Capital and Surplus Requirements ("MCCSR") of the Superintendent of Financial Institutions, Canada, senior debentures do not qualify as available capital. As a result, the redemption of the Debentures will have no impact on the MCCSR ratio of Sun Life Assurance Company of Canada or Sun Life Financial Inc.

About Sun Life Financial
Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth products and services to individuals and corporate customers. Sun Life Financial has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of December 31, 2015, the Sun Life Financial group of companies had total assets under management of $891 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

SOURCE Sun Life Financial Inc.

%CIK: 0001097362

For further information:

Media Relations Contact:
Gannon Loftus
Manager, Media & PR
Corporate Communications
T. 416-979-6345
gannon.loftus@sunlife.com

Investor Relations Contact:
Greg Dilworth
Vice-President
Investor Relations
T. 416-979-6230
investor.relations@sunlife.com

CO: Sun Life Financial Inc.

CNW 17:00e 04-APR-16